Exhibit 99.1

JIADE LIMITED Announces Resumption of Trading on Nasdaq

CHENGDU, China, July 30, 2026 (GLOBE NEWSWIRE) — JIADE LIMITED (Nasdaq: JDZG) (the “Company”) today announced that The Nasdaq Stock Market LLC (“Nasdaq”) has advised the Company that trading in its Class A ordinary shares, which was halted on June 4, 2026, under halt code “T12 — Additional Information Requested by Nasdaq,” will resume at 12:00 p.m. (Eastern Time) on July 31, 2026. The halt was imposed by the Nasdaq Listing Qualifications Department (the “Staff”) under Nasdaq Listing Rule 5250(a), pending the Company’s response to information requests relating to recent trading activity in the Company’s Class A ordinary shares, the Company’s shelf takedown registered direct offering completed in two tranches on May 7, 2026, and June 1, 2026, respectively (the “2026 Registered Direct Offering”), the Company’s 25-for-1 share consolidation effected on March 23, 2026 (the “March Share Consolidation”), the Company’s 10-for-1 share consolidation effected on June 1, 2026 (the “June Share Consolidation”), the Company’s 2025 registered follow-on offering completed in December 2025 (the “2025 Follow-on Offering”), and certain prior financing transactions. The Company submitted written responses to the Staff on June 10, 2026, June 17, 2026, and July 2, 2026, together with supplemental information and supporting documentation. Following its review of the Company’s responses, the Staff has advised the Company that it has no further questions at this time.

Recent Trading Activity and the 2026 Registered Direct Offering. Based on its internal review and its responses to the Staff’s inquiries, the Company is not aware of any undisclosed corporate development, material non-public information, or other Company-specific event that would account for the recent trading activity in its Class A ordinary shares. The Company believes the increase in price and volume that began on or around April 10, 2026, most likely reflects publicly available information regarding the 2026 Registered Direct Offering, including the Company’s announcement of the entry into the related securities purchase agreements with investors and the closings of the 2026 Registered Direct Offering. As of July 30, 2026, the Company had 5,137,303 Class A ordinary shares and 294,209 Class B ordinary shares issued and outstanding.

Rationale for the March Share Consolidation and June Share Consolidation. Both the 25-for-1 share consolidation effected on March 23, 2026, and the 10-for-1 share consolidation effected on June 1, 2026, were undertaken to maintain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The March Share Consolidation was implemented after the Company’s board of directors (the “Board of Directors”) determined that a share consolidation was necessary to regain compliance with the minimum bid price requirement. The March Share Consolidation was approved by the Company’s shareholders on March 11, 2026. The June Share Consolidation was approved by the Company’s shareholders at the annual general meeting held on May 4, 2026, and was subsequently implemented by the Board of Directors in anticipation of the second closing of the 2026 Registered Direct Offering to help maintain the trading price of the Company’s Class A ordinary shares above the Nasdaq minimum bid price requirement. Both share consolidations were publicly disclosed through the Company’s filings with the U.S. Securities and Exchange Commission, and the Company fully responded to the Staff’s inquiries regarding these transactions.

About JIADE LIMITED

JIADE LIMITED (Nasdaq: JDZG) provides one-stop comprehensive education support services for adult education institutions in China. Through its subsidiaries, the Company offers software-driven and service-based solutions centered on the Kebiao Technology Educational Administration Platform, which streamlines enrollment, student management, learning progress tracking, grade inquiry, and graduation management. JIADE also provides auxiliary services such as pre-enrollment guidance, exam training, application support, tutoring, and exam administration. The Company served 23,205 students taking the National Unified Examination for College Admissions for Adults, 28,240 students enrolled with the Open University of China, and 16,078 students preparing for the Self-taught Higher Education Examinations, provided safety technology training services for both theoretical instruction and practical training components to 16,298 individuals and online course services to 88,055 individuals for the year ended December 31, 2025.

Forward-Looking Statements

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and assumptions regarding future events. Forward-looking statements can be identified by words such as “expects,” “plans,” “intends,” “believes,” “may,” “would,” “should,” “could,” “will,” “approximates,” “assesses,” “hopes,” “anticipates,” “estimates,” “projects,” and similar expressions. Actual results may differ materially due to various factors. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

JIADE LIMITED

Investor Relations Department

Email: kebiao@sckbkj.com

Investor Relations Firm
WFS Investor Relations Inc.
Email: services@wealthfsllc.com
Phone: +1 (628) 283-9214